UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  March 9, 2010


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Novo Nordisk A/S - Share repurchase programme

On 2 February 2010 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.0 billion in the period from 2 February 2010 to 26 April 2010.

Since the announcement as of 1 March 2010, the following transactions have been made under the programme:

                                   NUMBER OF         AVERAGE  TRANSACTION VALUE,
                                      SHARES  PURCHASE PRICE                 DKK
ACCUMULATED, LAST
ANNOUNCEMENT                       1,811,000                         694,305,064
01 March 2010                         75,000        392.6800          29,451,000
02 March 2010                         80,000        395.3297          31,626,376
03 March 2010                        105,000        397.4695          41,734,298
04 March 2010                         85,000        397.2835          33,769,098
05 March 2010                         85,000        402.4701          34,209,959
ACCUMULATED UNDER THE
PROGRAMME                          2,241,000                         865,095,793


With the transactions stated above, Novo Nordisk owns a total of 32,512,298 treasury shares, corresponding to 5.2% of the share capital. The total amount of shares in the company is 620,000,000 including treasury shares.

Novo Nordisk is a global healthcare company with 87 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs more than 29,300 employees in 76 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:                                  Investors:
Elin K Hansen                           Klaus Bulow Davidsen
Tel: (+45) 4442 3450                    Tel: (+45) 4442 3176
ekh@novonordisk.com                     klda@novonordisk.com

                                        Kasper Roseeuw Poulsen
                                        Tel: (+45) 4442 4471
                                        krop@novonordisk.com

In North America:                       In North America:
Sean Clements                           Hans Rommer
Tel: (+1) 609 514 8316                  Tel: (+1) 609 919 7937
secl@novonordisk.com                    hrmm@novonordisk.com


Company Announcement no 13 / 2010

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 9, 2010                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer